SCO CAPITAL PARTNERS LLC

October 1, 2007

Board of Directors

Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, New York 10154

Bioenvision Board Members:

SCO reiterates its intention to vote against the Genzyme merger transaction. As stated in numerous letters to the board, the $5.60 offer is extremely inadequate and the result of a poorly managed and ill-timed sales process. In the alternative, SCO believes that the Bioenvision board of directors should be working on behalf of the common shareholders, like SCO, to maximize value over the near term.

SCO anticipates that the shareholders will not approve the merger on October 4, 2007, in a majority consistent with the tender offer failure. This view is supported by three separate proxy advisory and shareholders services firms, including Institutional Shareholder Services, Inc. (ISS), Glass Lewis & Co., and Egan-Jones. All three proxy firms recommended against the offer, citing that the offer undervalues the company, and expressing concern about the sales process.

As stated in our prior letters, SCO intends to propose a new slate of directors, for the next annual shareholder’s meeting. We remain highly confident that clofarabine will be approved in the European Union for the treatment of adult AML in 2008. We believe Bioenvision will be well positioned, within a 3 to 6 month timeframe, to engage an independent investment bank to do a well-run process to market the company to possible acquirors, and that there will be considerable interest in clofarabine. We believe that type of process could lead to an offer price well in excess of the current offer price, leading to a success for all common shareholders including Genzyme.

We look forward to the opportunity to work on, and with, the Bioenvision board of directors and senior management team.

Sincerely,
/s/ Steven H. Rouhandeh
Steven H. Rouhandeh

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019
Telephone: 212-554-4158 Fax: 212-554-4058